Exhibit 99.2

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2015	2014
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$20,755	$44,979
Available-for-sale marketable securities	17,606	29,448
Short-term bank deposits	53,333	29,989
Trade receivables, net	24,181	25,637
Other current assets and prepaid expenses	8,792	8,107
Inventories	16,391	16,844

Total current assets	141,058	155,004

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	90,631	114,519
Long-term bank deposits	127,647	111,754
Severance pay funds	2,960	3,040

Total long-term investments	221,238	229,313

Property and equipment, net	25,275	20,592
Intangible assets, net	3,801	4,756
Goodwill	30,069	30,069
Other long-term assets	5,313	3,234

Total assets	$426,754	$442,968

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2015	2014
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$6,026	$9,817
Deferred revenues	43,323	41,966
Other payables and accrued expenses	25,800	24,043

Total current liabilities	75,149	75,826

LONG TERM LIABILITIES:

Deferred revenues	21,871	25,382
Other long-term liabilities	7,862	8,063

Total long-term liabilities	29,733	33,445

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:

Share capital	661	654
Additional paid-in capital	310,410	294,084
Treasury stock	(85,660)	(41,153)
Accumulated other comprehensive income	2,254	211
Retained earnings	94,207	79,901

Total shareholders’ equity	321,872	333,697

Total liabilities and shareholders’ equity	$426,754	$442,968

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	Unaudited

Revenues	161,310	160,860	48,059	56,795
Cost of revenues	28,290	29,138	8,506	9,926

Gross profit	133,020	131,722	39,553	46,869

Operating expenses:

Research and development, net	37,015	32,836	12,825	11,306
Sales and marketing	68,401	68,661	22,739	23,157
General and administrative	12,978	14,875	4,481	4,543

Total operating expenses	118,394	116,372	40,045	39,006

Operating income (loss)	14,626	15,350	(492)	7,863
Financial income, net	3,473	4,419	1,373	1,467

Income before taxes on income	18,099	19,769	881	9,330
Taxes on income	(3,793)	(3,983)	(220)	(1,574)

Net income	14,306	15,786	661	7,756

Basic net earnings per share	$0.31	$0.35	$0.01	$0.17

Diluted net earnings per share	$0.30	$0.34	$0.01	$0.17

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	Unaudited

Net income	14,306	15,786	661	7,756

Other comprehensive income before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	3,183	(852)	(456)	(970)
Less: reclassification adjustments for gains included in net income	(1,140)	(423)	(717)	(94)

Other comprehensive income (loss), net of tax	2,043	(1,275)	(1,173)	(1,064)

Comprehensive income (loss)	16,349	14,511	(512)	6,692

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income	Retained earnings	Total

Balance as of January 1, 2014	44,733,589	$611	$262,809	$(25,984)	$1,733	$54,951	$294,120

Repurchase of shares	(887,855)	—	—	(15,169)	—	—	(15,169)
Issuance of shares upon exercise of stock options	3,080,763	43	22,450	—	—	—	22,493
Stock based compensation	—	—	7,382	—	—	—	7,382
Tax benefit related to exercise of stock options	—	—	1,443	—	—	—	1,443
Other comprehensive income, net of tax	—	—	—	—	(1,522)	—	(1,522)
Net income	—	—	—	—	—	24,950	24,950

Balance as of December 31,2014	46,926,497	654	294,084	(41,153)	211	79,901	333,697

Repurchase of shares	(2,276,840)	—	—	(44,507)	—	—	(44,507)
Issuance of shares upon exercise of stock options	646,471	7	8,564	—	—	—	8,571
Stock based compensation	—	—	7,072	—	—	—	7,072
Tax benefit related to exercise of stock options	—	—	690	—	—	—	690
Other comprehensive income, net of tax	—	—	—	—	2,043	—	2,043
Net income	—	—	—	—	—	14,306	14,306

Balance as of September 30, 2015 (unaudited)	45,296,128	$661	$310,410	$(85,660)	$2,254	$94,207	$321,872

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2015	2014
	Unaudited
Cash flows from operating activities:

Net income	14,306	15,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,990	5,929
Stock based compensation	7,072	5,321
Gain from sale of available-for-sale marketable securities	(1,140)	(423)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	2,688	2,492
Accrued interest on bank deposits	(1,350)	43
Increase in accrued severance pay, net	125	23
Decrease (increase) in trade receivables, net	1,456	(3,963)
Increase in other current assets and prepaid expenses and deferred income taxes, net	(2,681)	(3,897)
Decrease (increase) in inventories	453	(2,152)
Increase (decrease) in trade payables	(3,791)	2,199
Increase in deferred revenues, other payables and accrued expenses and other long-term liabilities	49	9,684
Tax benefit related to exercise of stock options	(690)	(1,377)

Net cash provided by operating activities	23,487	29,665

Cash flows from investing activities:

Purchase of property and equipment	(10,718)	(6,358)
Investment in (proceeds from) other long-term assets	(84)	8
Investment in bank deposits, net	(37,887)	(8,445)
Investment in available-for-sale marketable securities	36,224	(11,264)

Net cash used in investing activities	(12,465)	(26,059)

RADWARE LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2015	2014
	Unaudited

Cash flows from financing activities:

Proceeds from exercise of stock options	8,571	9,575
Excess tax benefit from stock-based compensation	690	1,377
Repurchase of shares	(44,507)	(10,157)

Net cash provided (used) by financing activities	(35,246)	795

Increase (decrease) in cash and cash equivalents	(24,224)	4,401
Cash and cash equivalents at the beginning of the period	44,979	20,067

Cash and cash equivalents at the end of the period	20,755	24,468